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Filed by OnDisplay, Inc.
Subject Company:  OnDisplay, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 000-28455


MEMO



TO:  OnDisplay customers, partners and investors

FR:  Mark Pine, Chairman & CEO, OnDisplay, Inc.

RE:  VIGNETTE/ONDISPLAY COMBINATION DELIVERS INDUSTRY'S MOST
     COMPREHENSIVE E-BUSINESS SOFTWARE PLATFORM



Since 1998, Vignette Corporation and OnDisplay, Inc. have been development and marketing partners, teaming to provide joint e-business solutions to dozens of customers in both the business-to-business (B2B) and business-to-consumer (B2C) industries. Now, the two companies have announced their intent to merge, creating the industry's most comprehensive software platform for delivering end-to-end e-business solutions. Many of you have been asking what the integration of these two companies has to offer the market, and what the integration of our product lines will mean to you. This document attempts to address these issues at the business and product levels. Specific, architecture-level information will be forthcoming over the next several months.

Quite simply, the marriage of Vignette and OnDisplay creates a powerhouse software platform that delivers e-business solutions for three critical functions: presentation, information management, and collaboration. At the presentation level, Vignette delivers customer-facing applications for information management, personalization and delivery. At the information management level, Vignette provides content management, while OnDisplay provides content aggregation and delivery capabilities. And at the collaboration level, OnDisplay provides powerful information exchange and integration technologies to automate the flow of information into and out of e-business trading networks.

The comprehensive Vignette and OnDisplay solution set will deliver what both companies call truly "collaborative commerce," consisting of:

 . The industry's first end-to-end platform for trading networks and e-marketplaces.

 .  Collaboration capabilities for rapidly coordinating transactions among
   -------------
   customers, enterprise systems, partners, and e-marketplaces, from back office to back office.

 .  Information management applications for the gathering and management of
   ----------------------
   product specifications, inventory status detail, and other critical information.

 .  Presentation applications for the dynamic customization and personalization
   ------------
   of information for customers, suppliers, distributors and partners.

Leveraging the combined Vignette/OnDisplay suite, companies will be able to eliminate the time-consuming, costly and risk-fraught chore of stitching together point solutions from a variety of vendors to build collaborative trading networks with suppliers, distributors, partners and customers. As a result, these companies can slash their time-to-market for productive e-business solutions, while they reduce the load on
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their IT and consulting resources. And because Vignette/OnDisplay solutions are open-architecture technologies that are flexible and adaptable to work with a wide variety of e-business formats, protocols, and processes, these companies can leverage their existing e-business technology investments at the same time they dynamically adapt to the needs of their trading partners.


The industry's only end-to-end eBusiness solution
The combination of Vignette's V/5 suite and OnDisplay's B2B infrastructure software will create the industry's most comprehensive offering for companies serious about building their businesses online. Specifically, the combined solution will include:

 . V2B Services: A suite of services that support rapid development, configuration, reuse, and adaptation of e-business applications.


 . V/5 Applications: A suite of integrated products that provides personalization, content management, campaign management, customer analysis, syndication and multi-channel communications capabilities.


 . Vignette Application Foundation: A high-level application foundation for creating and managing modular eBusiness applications.

 .  V/5 eBusiness Platform: An open and scalable high-performance architecture.

 . Content Aggregation: CenterStage(R) eContent captures and transforms diverse content from heterogeneous sources, including HTML, XML, flat file, database, and application-based data.

 . XML Server: XMLConnect(TM) connects a company to its trading partners for secure, guaranteed XML business document exchange.

 . B2B Integration: CenterStage eBizXchange exchanges business transaction information between a company and its trading partners.

 . Enterprise Application Integration: CenterStage eIntegrate integrates internal business applications.


OnDisplay products to be available through 2000 directly from OnDisplay

The Vignette and OnDisplay product lines are currently independent and complementary, and will continue to be so in the future. The companies will sell and support their respective separate product suites through the end of 2000. Each CenterStage product will be available as a standalone product, or optionally as part of the integrated CenterStage suite, through Q4 2000, directly from OnDisplay. Existing OnDisplay customers will continue to receive maintenance, support, education, and consulting services from OnDisplay Professional Services team members. Beginning in Q1 2001, Vignette will begin selling and supporting CenterStage products as part of the Vignette suite. Once the expanded suite is available, Vignette will honor all existing OnDisplay maintenance and support commitments. OnDisplay customers will continue to receive their support, education and consulting services from OnDisplay Professional Services team members.

Please note that the completion of the merger is subject to the successful completion of Vignette's exchange offer for the outstanding stock of OnDisplay and other customary closing conditions.
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This letter contains "forward-looking statements" (as defined under federal securities law) regarding the planned merger of Vignette and OnDisplay. The actual events, including the ability of the companies to close the merger and complete the integration of the two entities, may differ materially and adversely from those discussed in this press release. Factors that may cause such a difference include, without limitation, the failure of the stockholders to tender the requisite number of shares, the failure to satisfy the closing conditions to the offer or the merger set forth in the merger agreement, adverse fluctuations in stock prices, potential litigation, and other risks associated with acquisitions, such as difficulties in integrating operations. There can be no assurance that the merger will be completed on the intended schedule, or at all, or that the combined entities will be able to realize the intended benefits. For additional information about factors that could affect the businesses of Vignette or OnDisplay, see the documents filed by the companies with the United States Securities and Exchange Commission.

Who to contact for more information

The Vignette and OnDisplay management teams understand that customers, partners and investors will continue to have questions about the integration of the two companies and of the two product lines, some of which have not been answered in this document. For more information on the merger and its impact on your relationship with Vignette or OnDisplay, contact the following professionals:

Vignette and OnDisplay customers contact:        Your local sales representative

Vignette partners contact:                       Mike Humphries VP Business Development
                                                 Vignette Corporation
                                                 (650)620-5005, mhumphries@vignette.com
                                                                -----------------------

OnDisplay partners contact:                      Chris Stark, VP Business Development
                                                 OnDisplay
                                                 (925)480-2075, cstark@ondisplay.com
                                                                --------------------

Vignette investors contact:                      Kellie Nugent
                                                 Vignette Corporation
                                                 (512)306-4541, knugent@vignette.com
                                                                --------------------

OnDisplay investors contact:                     Tod Bottari
                                                 Demer IR Counsel
                                                 (925)938-2790 x235, tbottari@demer-ir.com

     We urge investors and security holders to read the following documents regarding the exchange offer and the merger, because they contain important information:

- Vignette's preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.

- Vignette's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-  OnDisplay's Solicitation/Recommendation Statement on Schedule 14D-9.

OnDisplay stockholders can obtain these documents, as well as the Vignette documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://www.sec.gov. These documents are also available from Vignette without charge upon request to its information agent, MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY 10010, (212) 929-5500 or call toll free (800) 322-2885.